Calyxt, Inc.

2800 Mount Ridge Road

Roseville, MN 55113

April 14, 2023

CORRESPONDENCE FILED VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Schwartz

Re:	Calyxt, Inc.

Registration Statement on Form S-4 (File No. 333-269764)

Request for Acceleration of Effective Date

Dear Ms. Schwartz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Calyxt, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 3:00 p.m. Eastern Time on April 18, 2023, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to John Butler of Sidley Austin LLP at (212) 839-8513. Thank you for your attention to this matter.

cc:	John Butler, Sidley Austin LLP

Peter Devlin, Jones Day

Sincerely,

Calyxt, Inc.

/s/ Michael A. Carr
Michael A. Carr
Chief Executive Officer